Filed by Independent Bank Corporation
Commission File Number 0-7818
Pursuant to Rule 425 under the Securities Act of 1933
Form S-4 File No. 333-222358
Subject Company: TCSB Bancorp, Inc.

News Release

Independent Bank Corporation
4200 East Beltline
Grand Rapids, MI 49525
616.527.5820

For Release:	Immediately

Contact:	William B. Kessel, President and CEO, 616.447.3933
Robert N. Shuster, Chief Financial Officer, 616.522.1765

INDEPENDENT BANK CORPORATION REPORTS
2017 FOURTH QUARTER AND FULL YEAR RESULTS
AND 2018 SHARE REPURCHASE AUTHORIZATION

GRAND RAPIDS, Mich., Jan. 30, 2018 - Independent Bank Corporation (Nasdaq: IBCP) reported fourth quarter 2017 net income of $1.7 million, or $0.08 per diluted share, versus net income of $5.9 million, or $0.27 per diluted share, in the prior-year period.  For the year ended Dec. 31, 2017, the Company reported net income of $20.5 million, or $0.95 per diluted share.  This compares to net income of $22.8 million, or $1.05 per diluted share, in 2016.  The fourth quarter and full year 2017 results include a one-time increase in income tax expense of $6.0 million (or $0.28 per diluted share), as described below.

On Dec. 22, 2017, President Donald Trump signed into law H.R. 1, also known as the Tax Cuts and Jobs Act, which among other things, reduced the federal corporate income tax rate to 21% effective Jan. 1, 2018. As a result, the Company concluded that its deferred tax assets, net (“DTA”) had to be revalued. The Company’s DTA represents expected corporate tax benefits anticipated to be realized in the future.  The reduction in the federal corporate income tax rate reduces these anticipated future benefits.  The revaluation of the Company’s DTA at Dec. 31, 2017 resulted in a reduction of these net assets and a corresponding increase in income tax expense of $6.0 million, which was recorded in the fourth quarter of 2017.

The fourth quarter of 2017 was highlighted by:

•	31.1% and 29.6% increases in net income and diluted earnings per share, respectively, over the year ago quarter, when excluding the impact of the DTA revaluation.
•	Growth in net interest income of $3.1 million, or 15.1%.
•	Total portfolio loan growth of $81.7 million (representing a 16.7% annualized rate).
•	Payment of a 12 cent per share dividend on Nov. 15, 2017.
•	The announcement on Dec. 4, 2017 of the Company’s agreement to acquire TCSB Bancorp, Inc. (“TCSB”), the parent company of Traverse City State Bank.

The Company’s full year 2017 results were highlighted by:

•	16.1% and 16.2% increases in net income and diluted earnings per share, respectively, over the prior year, when excluding the impact of the DTA revaluation.
•	Growth in net interest income of $9.5 million, or 12.0%.
•	Total portfolio loan growth of $410.6 million, or 25.5%.
•	A $174.8 million, or 7.9%, increase in total deposits.
•	A 6.2% increase in tangible book value per share to $12.34 at Dec. 31, 2017.

William B. (“Brad”) Kessel, the President and Chief Executive Officer of Independent Bank Corporation, commented:  “We are very pleased with our fourth quarter and full year 2017 results. For 2017, our return on average assets and return on average equity were 0.77% and 7.82%, respectively. However, when excluding the $6.0 million (or $0.28 per diluted share) of income tax expense related to the revaluation of our net deferred tax assets, we achieved double digit percentage growth in net income and earnings per share and a 1.00% ROA and 10.1% ROE. A 1% or better ROA and a 10% or better ROE were goals that we established a couple of years ago. Strong loan origination activity led to significant loan growth and increased net interest income. As we move into 2018, we recognize the importance of improving our performance even further and successfully executing on our pending acquisition of TCSB. As an organization, we are committed to our efforts to continue strong loan and deposit growth as well as improved operating efficiencies. Reflecting our recent success and our optimism about the future, including the anticipated favorable impact of a reduced federal corporate income tax rate in 2018, we recently announced a 25% increase in our quarterly common stock cash dividend to 15 cents per share, to be paid on Feb 15, 2018.”

Operating Results

The Company’s net interest income totaled $23.3 million during the fourth quarter of 2017, an increase of $3.1 million, or 15.1% from the year-ago period, and an increase of $0.4 million, or 1.8%, from the third quarter of 2017. The Company’s tax equivalent net interest income as a percent of average interest-earning assets (the “net interest margin”) was 3.65% during the fourth quarter of 2017, compared to 3.45% in the year-ago quarter and 3.66% in the third quarter of 2017. The year-over-year quarterly increase in net interest income is due to the increase in the net interest margin as well as an increase in average interest-earning assets.  Average interest-earning assets were $2.57 billion in the fourth quarter of 2017 compared to $2.37 billion in the year-ago quarter and $2.52 billion in the third quarter of 2017.

For the full-year of 2017, net interest income totaled $89.2 million, an increase of $9.5 million, or 12.0% from 2016.  This increase is due to increases in the net interest margin and average interest-earning assets. Average interest-earning assets totaled $2.47 billion in 2017 compared to $2.28 billion in 2016.  The Company’s net interest margin for all of 2017 increased to 3.65% compared to 3.52% in 2016. This increase is primarily due to loan growth and a rise in short-term interest rates.

Non-interest income totaled $11.4 million and $42.5 million, respectively, for the fourth quarter and full year of 2017, compared to $13.2 million and $42.3 million in the respective comparable year ago periods.  The year-over-year quarterly decrease was primarily due to a decline in mortgage loan servicing income.  The full year increase in 2017 compared to 2016 was primarily due to growth in service charges on deposit accounts, interchange income and net gains on mortgage loans that were partially offset by declines in net gains on securities available for sale, mortgage loan servicing income and other non-interest income.

Net gains on mortgage loans were $2.9 million in the fourth quarter of 2017, compared to $2.8 million in the year-ago quarter.  For the full year of 2017, net gains on mortgage loans totaled $11.8 million compared to $10.6 million in 2016. The quarterly and full year comparative increases in net gains relate primarily to higher mortgage lending and sales volumes due to the expansion of the Company’s mortgage banking operations and opening of new loan production offices in late 2016 and early 2017.

Mortgage loan servicing generated income of $1.0 million and $2.7 million in the fourth quarters of 2017 and 2016, respectively. For all of 2017, mortgage loan servicing generated income of $1.6 million as compared to income of $2.2 million in 2016. This activity is summarized in the following table:

	Three Months Ended		Year Ended
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Mortgage loan servicing:		(Dollars in thousands)
Revenue, net	$1,138	$1,019	$4,391	$4,106
Fair value change due to price	356	--	(719)	--
Fair value change due to pay-downs	(515)	--	(2,025)	--
Amortization	--	(785)	--	(2,850)
Impairment (charge) recovery	--	2,442	--	966
Total	$979	$2,676	$1,647	$2,222

Effective on Jan. 1, 2017, the Company adopted the fair value accounting method for capitalized mortgage loan servicing rights. Capitalized mortgage loan servicing rights totaled $15.7 million at Dec. 31, 2017 compared to $13.7 million at Dec. 31, 2016.  As of Dec. 31, 2017, the Company serviced approximately $1.82 billion in mortgage loans for others on which servicing rights have been capitalized.

Non-interest expenses totaled $23.1 million in the fourth quarter of 2017, compared to $24.9 million in the year-ago period.  For the full year of 2017, non-interest expenses totaled $92.1 million versus $90.3 million in 2016.  The fourth quarter and full year of 2017 included $0.3 million of expenses related to the pending TCSB acquisition. The fourth quarter and full year of 2016 included $2.3 million and $0.3 million related to the settlement of litigation and a loss on the sale of the Company’s former payment plan processing business assets, respectively.

The Company recorded an income tax expense of $9.5 million and $18.0 million in the fourth quarter and full-year of 2017, respectively.  This compares to an income tax expense of $2.6 million and $10.1 million in the fourth quarter and full-year of 2016, respectively.  The fourth quarter and full year 2017 income tax expense was increased by $6.0 million due to the DTA revaluation as described above.  The full year 2016 income tax expense was reduced by a credit of approximately $0.3 million due to the adoption of Financial Accounting Standards Board Accounting Standards Update 2016-09 “Compensation – Stock Compensation (718) Improvements to Employee Share-Based Payment Accounting” in the second quarter of that year.

Asset Quality

Commenting on asset quality, President and CEO Kessel added:  “We continue to make progress in further improving asset quality, as evidenced by declines in non-performing loans and assets.  In addition, thirty- to eighty-nine day delinquency rates at Dec. 31, 2017 were 0.002% for commercial loans and 0.41% for mortgage and consumer loans.  These early stage delinquency rates continue to be well-managed.”

A breakdown of non-performing loans (1) by loan type is as follows:

Loan Type	12/31/2017	12/31/2016	12/31/2015
	(Dollars in Thousands)
Commercial	$646	$5,163	$3,572
Consumer/installment	543	907	972
Mortgage	6,995	7,294	6,174
Payment plan receivables	--	--	5
Total	$8,184	$13,364	$10,723
Ratio of non-performing loans to total portfolio loans	0.41%	0.83%	0.71%
Ratio of non-performing assets to total assets	0.35%	0.72%	0.74%
Ratio of the allowance for loan losses to non-performing loans	275.99%	151.41%	210.48%

(1)	Excludes loans that are classified as “troubled debt restructured” that are still performing.

Non-performing loans at Dec. 31, 2017 declined $5.2 million, or 38.8%, from Dec. 31, 2016.  This decline primarily reflects the pay-off or liquidation of non-performing commercial loans.  Other real estate and repossessed assets totaled $1.6 million at Dec. 31, 2017, compared to $5.0 million at Dec. 31, 2016.

The provision for loan losses was an expense of $0.4 million and $0.1 million in the fourth quarters of 2017 and 2016, respectively.  The provision for loan losses was an expense of $1.2 million and a credit of $1.3 million for all of 2017 and 2016, respectively.  The level of the provision for loan losses in each period reflects the Company’s overall assessment of the allowance for loan losses, taking into consideration factors such as loan mix, levels of non-performing and classified loans, and loan net charge-offs.  The Company recorded loan net recoveries of $0.7 million (0.14% annualized of average loans) and loan net charge-offs of $1.9 million (0.46% annualized of average loans) in the fourth quarters of 2017 and 2016, respectively.  For all of 2017 the Company recorded loan net recoveries of $1.2 million (0.06% annualized of average loans) as compared to loan net charge-offs of $1.0 million (0.06% of average loans) in 2016.  This $2.2 million improvement primarily relates to mortgage loans with $0.6 million of net recoveries in 2017 as compared to $1.6 million in net charge-offs in 2016, reflecting lower levels of defaults, improved collateral values and efforts to collect on previously charged-off loans.  At Dec. 31, 2017, the allowance for loan losses totaled $22.6 million, or 1.12% of portfolio loans, compared to $20.2 million, or 1.26% of portfolio loans, at Dec. 31, 2016.

Balance Sheet, Liquidity and Capital

Total assets were $2.79 billion at Dec. 31, 2017, an increase of $240.4 million from Dec. 31, 2016.  Loans, excluding loans held for sale, were $2.02 billion at Dec. 31, 2017, compared to $1.61 billion at Dec. 31, 2016, an increase of 25.5%.

Deposits totaled $2.40 billion at Dec. 31, 2017, an increase of $174.8 million from Dec. 31, 2016.  All categories of deposits increased during 2017 except time deposits.  During 2017, time deposits declined by $79.0 million due primarily to the maturity of certificates of deposit with a municipal customer.

Cash and cash equivalents totaled $54.7 million at Dec. 31, 2017, versus $83.2 million at Dec. 31, 2016. Securities available for sale totaled $522.9 million at Dec. 31, 2017, versus $610.6 million at Dec. 31, 2016.  The decline in cash and cash equivalents and securities available for sale during 2017 was due primarily to the funding of net loan growth.

Total shareholders’ equity was $264.9 million at Dec. 31, 2017, or 9.50% of total assets.  Tangible common equity totaled $263.3 million at Dec. 31, 2017, or $12.34 per share.  On Jan. 22, 2018, the Company’s Board of Directors declared a quarterly cash dividend on its common stock of 15 cents per share.  This dividend is payable on Feb. 15, 2018 to shareholders of record on Feb. 7, 2018.

The capital ratios for the Company’s wholly-owned subsidiary, Independent Bank, remain significantly above the minimum capital ratios required for the Bank to be considered “well capitalized” for regulatory purposes as follows:

Regulatory Capital Ratios	12/31/2017	12/31/2016	Well Capitalized Minimum

Tier 1 capital to average total assets	9.78%	9.90%	5.00%
Tier 1 common equity to risk-weighted assets	12.95%	13.87%	6.50%
Tier 1 capital to risk-weighted assets	12.95%	13.87%	8.00%
Total capital to risk-weighted assets	14.10%	15.02%	10.00%

Share Repurchase Plan

On Jan. 22, 2018, the Board of Directors of the Company authorized a share repurchase plan.  Under the terms of the share repurchase plan, the Company is authorized to buy back up to 5% of its outstanding common stock.    The repurchase plan is authorized to last through Dec. 31, 2018.

The Company did not repurchase any shares under its 2017 share repurchase plan (which expired on Dec. 31, 2017).

The Company intends to accomplish the 2018 repurchases through open market transactions, though the Company could effect repurchases through other means, such as privately negotiated transactions.  The timing and amount of any share repurchases will depend on a variety of factors, including, among others, securities law restrictions, the trading price of the Company's common stock, other regulatory requirements, potential alternative uses for capital, and the Company's financial performance. The repurchase program does not obligate the Company to acquire any particular amount of common stock, and it may be modified or suspended at any time at the Company's discretion. The Company expects to fund any repurchases from cash on hand.

Earnings Conference Call

Brad Kessel, President and CEO, and Rob Shuster, CFO, will review the quarterly results in a conference call for investors and analysts beginning at 11:00 am ET on Tuesday, Jan. 30, 2018.

To participate in the live conference call, dial 1-866-200-8394. Also the conference call will be accessible through an audio webcast with user-controlled slides via the following event site/URL:  https://services.choruscall.com/links/ibcp180130.html.

A playback of the call can be accessed by dialing 1-877-344-7529 (Conference ID # 10115440). The replay will be available through Feb. 6, 2018.

About Independent Bank Corporation

Independent Bank Corporation (NASDAQ: IBCP) is a Michigan-based bank holding company with total assets of approximately $2.8 billion.  Founded as First National Bank of Ionia in 1864, Independent Bank Corporation operates a branch network across Michigan's Lower Peninsula through one state-chartered bank subsidiary.  This subsidiary (Independent Bank) provides a full range of financial services, including commercial banking, mortgage lending, investments and insurance.  Independent Bank Corporation is committed to providing exceptional personal service and value to its customers, stockholders and the communities it serves.

For more information, please visit our Web site at:  IndependentBank.com.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction relating to Independent Bank Corporation’s pending acquisition of TCSB Bancorp, Inc. or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statements that are not historical facts, including statements about our expectations, beliefs, plans, strategies, predictions, forecasts, objectives, or assumptions of future events or performance, may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “believes,” “expects,” “can,” “could,” “may,” “predicts,” “potential,” “opportunity,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “seeks,” “intends” and similar words or phrases. Accordingly, these statements involve estimates, known and unknown risks, assumptions, and uncertainties that could cause actual strategies, actions, or results to differ materially from those expressed in them, and are not guarantees  of timing, future results, events, or performance. Because forward-looking statements are necessarily only estimates of future strategies, actions, or results, based on management’s current expectations, assumptions, and estimates on the date hereof, there can be no assurance that actual strategies, actions or results will not differ materially from expectations. Therefore, readers are cautioned not to place undue reliance on such statements.  Factors that could cause or contribute to such differences are changes in general economic, political or industry conditions; changes in monetary and fiscal policies, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in capital and credit markets; the interdependence of financial service companies; changes in regulation or oversight; unfavorable developments concerning credit quality; any future acquisitions or divestitures; the effects of more stringent capital or liquidity requirements; declines or other changes in the businesses or industries of Independent Bank Corporation's customers; the implementation of Independent Bank Corporation's strategies and business models; Independent Bank Corporation's ability to utilize technology to efficiently and effectively develop, market and deliver new products and services; operational difficulties, failure of technology infrastructure or information security incidents; changes in the financial markets, including fluctuations in interest rates and their impact on deposit pricing; competitive product and pricing pressures among financial institutions within Independent Bank Corporation's markets; changes in customer behavior; management's ability to maintain and expand customer relationships; management's ability to retain key officers and employees; the impact of legal and regulatory proceedings or determinations; the effectiveness of methods of reducing risk exposures; the effects of terrorist activities and other hostilities; the effects of catastrophic events; changes in accounting standards and the critical nature of Independent Bank Corporation's accounting policies.

In addition, factors that may cause actual results to differ from expectations regarding the pending acquisition of TCSB include, but are not limited to, the reaction to the transaction of the companies’ customers, employees and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite shareholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with the parties' respective businesses, customers, borrowings, repayment, investment, and deposit practices; general economic conditions, either nationally or in the market areas in which the parties operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks.

Certain risks and important factors that could affect Independent Bank Corporation's future results are identified in its Annual Report on Form 10-K for the year ended December 31, 2016 and other reports filed with the SEC, including among other things under the heading “Risk Factors” in such Annual Report on Form 10-K. Any forward-looking statement speaks only as of the date on which it is made, and Independent Bank Corporation undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise.

Important Additional Information

This release contains information relating to Independent Bank Corporation's pending acquisition of TCSB Bancorp, Inc. Independent Bank Corporation has filed, and intends to further amend and supplement, a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a proxy statement of TCSB Bancorp, Inc. and a prospectus of Independent Bank Corporation, and Independent Bank Corporation will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to TCSB Bancorp, Inc. shareholders seeking the required shareholder approval. Before making any voting or investment decision, investors and security holders of TCSB Bancorp, Inc. are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Independent Bank Corporation with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Independent Bank Corporation may be obtained free of charge at its website at www.independentbank.com. The information available through Independent Bank Corporation's website is not and shall not be deemed part of this press release or incorporated by reference into other filings Independent Bank Corporation makes with the SEC. Alternatively, these documents, when available, can be obtained free of charge from Independent Bank Corporation upon written request to Independent Bank Corporation, Attn: CFO, 4200 East Beltline Avenue NE, Grand Rapids, MI 49525, or by calling (616) 522-1765.

TCSB Bancorp, Inc. and its directors, executive officers, and certain other members of management and employees may be soliciting proxies from TCSB Bancorp, Inc. shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of TCSB Bancorp, Inc. shareholders in connection with the proposed transaction will be set forth in the prospectus and proxy statement when it is filed with the SEC. Free copies of this document may be obtained as described above.

INDEPENDENT BANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Financial Condition

	December 31, 2017	December 31, 2016
	(unaudited)
	(In thousands, except share amounts)
Assets
Cash and due from banks	$36,994	$35,238
Interest bearing deposits	17,744	47,956
Cash and Cash Equivalents	54,738	83,194
Interest bearing deposits - time	2,739	5,591
Trading securities	455	410
Securities available for sale	522,925	610,616
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	15,543	15,543
Loans held for sale, carried at fair value	39,436	35,946
Payment plan receivables and other assets held for sale	-	33,360
Loans
Commercial	853,260	804,017
Mortgage	849,530	538,615
Installment	316,027	265,616
Total Loans	2,018,817	1,608,248
Allowance for loan losses	(22,587)	(20,234)
Net Loans	1,996,230	1,588,014
Other real estate and repossessed assets	1,643	5,004
Property and equipment, net	39,149	40,175
Bank-owned life insurance	54,572	54,033
Deferred tax assets, net	15,089	32,818
Capitalized mortgage loan servicing rights	15,699	13,671
Other intangibles	1,586	1,932
Accrued income and other assets	29,551	28,643
Total Assets	$2,789,355	$2,548,950

Liabilities and Shareholders' Equity
Deposits
Non-interest bearing	$768,333	$717,472
Savings and interest-bearing checking	1,064,391	1,015,724
Reciprocal	50,979	38,657
Time	374,872	453,866
Brokered time	141,959	-
Total Deposits	2,400,534	2,225,719
Other borrowings	54,600	9,433
Subordinated debentures	35,569	35,569
Other liabilities held for sale	-	718
Accrued expenses and other liabilities	33,719	28,531
Total Liabilities	2,524,422	2,299,970

Shareholders’ Equity
Preferred stock, no par value, 200,000 shares authorized; none issued or outstanding	-	-
Common stock, no par value, 500,000,000 shares authorized; issued and outstanding: 21,333,869 shares at December 31, 2017 and 21,258,092 shares at December 31, 2016	324,986	323,745
Accumulated deficit	(54,090)	(65,657)
Accumulated other comprehensive loss	(5,963)	(9,108)
Total Shareholders’ Equity	264,933	248,980
Total Liabilities and Shareholders’ Equity	$2,789,355	$2,548,950

INDEPENDENT BANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations

	Three Months Ended			Twelve Months Ended
	December 31, 2017	September 30, 2017	December 31, 2016	December 31,
				2017	2016
	(unaudited)
Interest Income	(In thousands, except per share amounts)
Interest and fees on loans	$22,643	$21,831	$18,796	$84,281	$74,157
Interest on securities
Taxable	2,628	2,765	2,660	10,928	9,921
Tax-exempt	522	512	390	2,000	1,250
Other investments	233	263	311	1,100	1,195
Total Interest Income	26,026	25,371	22,157	98,309	86,523
Interest Expense
Deposits	2,021	1,833	1,421	6,775	4,941
Other borrowings	689	626	486	2,348	1,941
Total Interest Expense	2,710	2,459	1,907	9,123	6,882
Net Interest Income	23,316	22,912	20,250	89,186	79,641
Provision for loan losses	393	582	130	1,199	(1,309)
Net Interest Income After Provision for Loan Losses	22,923	22,330	20,120	87,987	80,950
Non-interest Income
Service charges on deposit accounts	3,208	3,281	3,242	12,673	12,406
Interchange income	2,154	1,942	2,141	8,023	7,938
Net gains on assets
Mortgage loans	2,876	2,971	2,839	11,762	10,566
Securities	198	69	261	260	563
Mortgage loan servicing, net	979	1	2,676	1,647	2,222
Other	2,029	2,040	2,042	8,168	8,603
Total Non-interest Income	11,444	10,304	13,201	42,533	42,298
Non-Interest Expense
Compensation and employee benefits	13,985	13,577	12,667	55,089	49,579
Occupancy, net	2,070	1,970	2,041	8,102	8,023
Data processing	1,987	1,796	1,944	7,657	7,952
Furniture, fixtures and equipment	927	961	973	3,870	3,912
Communications	638	685	862	2,684	3,142
Loan and collection	666	481	548	2,230	2,512
Advertising	354	526	446	1,905	1,856
Legal and professional	516	550	564	1,892	1,742
Interchange expense	287	294	302	1,156	1,111
FDIC deposit insurance	286	208	197	894	1,049
Credit card and bank service fees	97	105	203	529	791
Merger related expenses	284	-	-	284	-
Net (gains) losses on other real estate and repossessed assets	(738)	30	152	(606)	250
Litigation settlement expense	-	-	2,300	-	2,300
Loss on sale of payment plan business	-	-	320	-	320
Other	1,777	1,433	1,359	6,396	5,808
Total Non-interest Expense	23,136	22,616	24,878	92,082	90,347
Income Before Income Tax	11,231	10,018	8,443	38,438	32,901
Income tax expense	9,520	3,159	2,588	17,963	10,135
Net Income	$1,711	$6,859	$5,855	$20,475	$22,766
Net Income Per Common Share
Basic	$0.08	$0.32	$0.28	$0.96	$1.06
Diluted	$0.08	$0.32	$0.27	$0.95	$1.05

INDEPENDENT BANK CORPORATION AND SUBSIDIARIES
Selected Financial Data

	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
	(unaudited)
	(Dollars in thousands except per share data)
Three Months Ended
Net interest income	$23,316	$22,912	$21,492	$21,466	$20,250
Provision for loan losses	393	582	583	(359)	130
Non-interest income	11,444	10,304	10,446	10,339	13,201
Non-interest expense	23,136	22,616	22,761	23,569	24,878
Income before income tax	11,231	10,018	8,594	8,595	8,443
Income tax expense	9,520	3,159	2,663	2,621	2,588
Net income	$1,711	$6,859	$5,931	$5,974	$5,855

Basic earnings per share	$0.08	$0.32	$0.28	$0.28	$0.28
Diluted earnings per share	0.08	0.32	0.27	0.28	0.27
Cash dividend per share	0.12	0.10	0.10	0.10	0.10

Average shares outstanding	21,332,053	21,334,247	21,331,363	21,308,396	21,248,343
Average diluted shares outstanding	21,661,133	21,651,963	21,646,941	21,638,768	21,587,283

Performance Ratios
Return on average assets	0.25%	1.01%	0.92%	0.95%	0.91%
Return on average common equity	2.51	10.27	9.15	9.63	9.29
Efficiency ratio (1)	66.14	67.38	70.29	73.29	74.19

As a Percent of Average Interest-Earning Assets (1)
Interest income	4.07%	4.05%	3.94%	4.02%	3.77%
Interest expense	0.42	0.39	0.34	0.33	0.32
Net interest income	3.65	3.66	3.60	3.69	3.45

Average Balances
Loans	$2,006,207	$1,911,635	$1,782,953	$1,690,003	$1,655,222
Securities available for sale	532,202	565,546	592,594	599,451	605,781
Total earning assets	2,574,779	2,522,060	2,423,283	2,371,705	2,365,517
Total assets	2,742,761	2,697,362	2,598,605	2,559,487	2,549,108
Deposits	2,340,593	2,315,806	2,239,605	2,233,853	2,223,446
Interest bearing liabilities	1,680,917	1,664,734	1,595,984	1,574,306	1,547,856
Shareholders' equity	270,099	265,074	260,095	251,566	250,735

End of Period
Capital
Tangible common equity ratio	9.45%	9.67%	9.79%	9.78%	9.70%
Average equity to average assets	9.85	9.83	10.01	9.83	9.84
Tangible book value per share	$12.34	$12.47	$12.22	$11.89	$11.62
Total shares outstanding	21,333,869	21,332,317	21,334,740	21,327,796	21,258,092

Selected Balances
Loans	$2,018,817	$1,937,094	$1,811,677	$1,670,747	$1,608,248
Securities available for sale	522,925	548,865	583,725	608,964	610,616
Total earning assets	2,617,659	2,568,554	2,486,518	2,411,369	2,355,703
Total assets	2,789,355	2,753,446	2,665,367	2,596,482	2,548,950
Deposits	2,400,534	2,343,761	2,246,219	2,263,059	2,225,719
Interest bearing liabilities	1,722,370	1,701,624	1,646,599	1,597,417	1,553,249
Shareholders' equity	264,933	267,710	262,453	255,475	248,980

(1)	Presented on a fully tax equivalent basis assuming a marginal tax rate of 35%

Reconciliation of Non-GAAP Financial Measures
Independent Bank Corporation

Independent Bank Corporation believes non-GAAP measures are meaningful because they reflect adjustments commonly made by management, investors, regulators and analysts to evaluate the adequacy of common equity and performance trends.  The Company believes adjusted net income, earnings per share, ROA and ROE provide a greater understanding of ongoing operations and enhances comparability of results with prior periods.  Tangible common equity is used by the Company to measure the quality of capital.

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2017	2016	2017	2016
	(Dollars in thousands)		(Dollars in thousands)
Net Interest Margin, Fully Taxable Equivalent ("FTE")

Net interest income	$23,316	$20,250	$89,186	$79,641
Add: taxable equivalent adjustment	286	227	1,123	744
Net interest income - taxable equivalent	$23,602	$20,477	$90,309	$80,385
Net interest margin (GAAP) (1)	3.60%	3.41%	3.61%	3.49%
Net interest margin (FTE) (1)	3.65%	3.45%	3.65%	3.52%

Adjusted Net Income, Earnings Per Diluted Share, Return on Equity and Return on Assets

Net Income	$1,711	$5,855	$20,475	$22,766
Deferred tax assets adjustment	5,965	-	5,965	-
Adjusted net income	$7,676	$5,855	$26,440	$22,766

Diluted common shares	21,661,133	21,587,283	21,650,199	21,726,836
Average assets	$2,742,761	$2,549,108	$2,650,189	$2,475,211
Average equity	$270,099	$250,735	$261,768	$247,089

Diluted earnings per common share
Reported	$0.08	$0.27	$0.95	$1.05
Adjusted	$0.35	$0.27	$1.22	$1.05
Return on average assets(1)
Reported	0.25%	0.91%	0.77%	0.92%
Adjusted	1.11%	0.91%	1.00%	0.92%
Return on average equity(1)
Reported	2.51%	9.29%	7.82%	9.21%
Adjusted	11.28%	9.29%	10.10%	9.21%

(1)	Annualized for three months ended December 31, 2017 and 2016.

Adjusted net income, earnings per share, ROA and ROE remove the after tax effect of the charge to adjust deferred tax assets resulting from the Tax Cuts and Jobs Act from net income.

Reconciliation of Non-GAAP Financial Measures (continued)
Independent Bank Corporation

Tangible Common Equity Ratio

	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
	(Dollars in thousands)
Common shareholders' equity	$264,933	$267,710	$262,453	$255,475	$248,980
Less:
Goodwill	-	-	-	-	-
Other intangible assets	1,586	1,673	1,759	1,845	1,932
Tangible common equity	$263,347	$266,037	$260,694	$253,630	$247,048

Total assets	$2,789,355	$2,753,446	$2,665,367	$2,596,482	$2,548,950
Less:
Goodwill	-	-	-	-	-
Other intangible assets	1,586	1,673	1,759	1,845	1,932
Tangible assets	$2,787,769	$2,751,773	$2,663,608	$2,594,637	$2,547,018

Common equity ratio	9.50%	9.72%	9.85%	9.84%	9.77%
Tangible common equity ratio	9.45%	9.67%	9.79%	9.78%	9.70%

Tangible Common Equity per Share of Common Stock:

Common shareholders' equity	$264,933	$267,710	$262,453	$255,475	$248,980
Tangible common equity	$263,347	$266,037	$260,694	$253,630	$247,048
Shares of common stock outstanding (in thousands)	21,334	21,332	21,335	21,328	21,258

Common shareholders' equity per share of common stock	$12.42	$12.55	$12.30	$11.98	$11.71
Tangible common equity per share of common stock	$12.34	$12.47	$12.22	$11.89	$11.62

The tangible common equity ratio removes the effect of intangible assets from capital and total assets.  Tangible common equity per share of common stock removes the effect of intangible assets from common shareholders’ equity per share of common stock.